Form 6-K


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.20549


                       Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934


                    For the month of    June    2004



                         PINE VALLEY MINING CORPORATION
________________________________________________________________________
                (Translation of registrant's name into English)


         501 - 535 Thurlow Street Vancouver, B.C. Canada V6E 3L2
________________________________________________________________________
                (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                         Form 20-F ..X....  Form 40-F ......


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934.


                         Yes ..........    No ....X.....


If Yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________________





PINE VALLEY COMPLETES COAL TRANSPORTATION AGREEMENTS Mine Development on Schedule for Early July Production Start up


VANCOUVER, BRITISH COLUMBIA, June 11, 2004 - Pine Valley Mining Corporation (TSX-VE: PVM; NASD OTC: PVMCF) (the "Company" or "Pine Valley") is pleased to announce that the Company has entered into transportation and port service contracts for the Willow Creek coal mine which is scheduled to commence commercial production in early July of this year.

The contracts provide for rail and port services to transport Willow Creek's annual coal production via BC Rail Ltd. ("BC Rail") to Neptune Bulk Terminals (Canada) Ltd, ("Neptune Terminals") located in North Vancouver, British Columbia. Pine Valley anticipates that it will produce approximately 800,000 tonnes of coal from the commencement of commercial production in early July through March 31, 2005. Management expects to increase the currently permitted 900,000 tonnes per year level by mid-2005, increasing the annual production in subsequent years up to approximately 2,000,000 tonnes.

The transportation contracts provide Pine Valley security of access to the key coal export markets through well established coal transport providers. BC Rail has a main rail line directly from the Willow Creek mine site to Neptune Terminals, and an alternative route if needed utilizing the line of another carrier. Neptune Terminals has been in operation since 1967. Over the past 30 years, a variety of coal mines have used Neptune Terminal to ship coal to Asia, Europe and South America, Pine Valley's primary markets.

Management has reviewed the projected costs to mine and deliver coal onto ships at Neptune Terminals (FOB cost), where most customers are expected to take possession of the coal. Management projects that for the fiscal year ending March 31, 2005 Pine Valley's FOB cost at Neptune Terminals will be in the range of US$29.00 to US$31.00 per tonne, although initial start up costs per tonne may be higher. These projections include certain estimated cost components that have not yet been finalized and should therefore be considered as forward looking. The FOB costs include the cost of mining, all handling, crushing and train loading costs, overhead costs at the mine site, all rail and port costs including sampling and analysis, and agency costs. Management believes that this cost structure positions Pine Valley as a relatively low cost PCI (pulverized coal injection) producer. In subsequent years Pine Valley will produce both PCI and coking coal.

Pine Valley continues to progress well in opening Canada's first major new metallurgical coal mine in over twenty years. The Company recently announced financing totalling C$13 million through debt and equity sources to provide capital requirements for mine-site improvements and construction and for working capital to begin coal production.


PINE VALLEY MINING CORPORATION
"Graham Mackenzie"
President and Chief Executive Officer

Pine Valley Mining Corporation web site: www.pinevalleycoal.com
Contacts:
Graham Mackenzie                       Ray Lagace
President & CEO                        Head of Investor Relations
(604) 682-4678                        (604) 682-4678
Vancouver, British Columbia, Canada
graham.mackenzie@radiant.net           raylagace@radiant.net




The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CAUTIONARY STATEMENT
This news release contains certain "forward looking statements", as defined in the United States Private Securities Litigation Reform Act of 1995, that involve a number of risks and uncertainties including but not limited to economic, competitive, governmental and geological factors effecting the Company's operations, markets, products and prices and other risk factors. There can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Discussion of the risk factors faced by the Company are discussed in greater detail in the Company's various filings with the Securities and Exchange Commission and Canadian securities regulators, including the Company's Form 20-F dated September 30, 2003 and the Company's Annual Information Form dated September 17, 2003.









                                  Signatures




 Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.









                                          Pine Valley Mining Corporation

Date:    June 11, 2004                    " Graham Mackenzie "
                                      President and Chief Executive Officer




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